Exhibit 99.112

ImmunoPrecise Antibodies to Complete Share Consolidation in Preparation for Potential Nasdaq Listing

VICTORIA, BC, Nov. 4, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that it intends to complete a consolidation of its issued and outstanding common shares (“Common Shares”) on the basis of one (1) new Common Share for every five (5) Common Shares presently issued and outstanding (the “Consolidation”). Completion of the Consolidation remains subject to the approval of the TSX Venture Exchange (the “TSXV”).

Pursuant to the articles of the Company, the Board of Directors (“Board”) of the Company has approved the Consolidation by way of Board resolutions. The Consolidation is being conducted to meet one of the listing rules of the Nasdaq Capital Market (“Nasdaq”), which require the Company to maintain a minimum bid price per Common Share, in connection with a potential listing of the Company’s Common Shares on Nasdaq. The Board believes the Consolidation and a Nasdaq listing will enable the Company to gain increased liquidity and trading volume and broaden the Company’s investor base.

Upon receipt of TSXV approval of the Consolidation, IPA will provide additional details regarding a new CUSIP number for its Common Shares to distinguish between the pre-and post-consolidated Common Shares. IPA’s name and trading symbol will remain unchanged. Following the completion of the Consolidation, the Company will have approximately 16,700,000 Common Shares issued and outstanding.

Upon completion of the Consolidation, letters of transmittal describing the details of the Consolidation and the process by which shareholders obtain actual share certificates representing the consolidated Common Shares will be mailed to IPA’s registered shareholders. Registered shareholders will also be able to obtain copies of the letter of transmittal by contacting their brokers or other intermediary, or IPA’s transfer agent, Computershare Trust Company of Canada.

Shareholders who hold their shares through their broker or other intermediary and do not have actual share certificates registered in their name will not be required to complete and return a letter of transmittal. Any pre-consolidation Common Shares owned by such shareholders will automatically be adjusted as a result of the Consolidation to reflect the applicable number of post-consolidation Common Shares owned by them and no further action is required to be taken by such shareholders. If, as a result of the Consolidation, a shareholder becomes entitled to a fractional share, such fractions will be rounded to the nearest whole Common Share.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information contained in this press release includes information relating to the proposed Consolidation and the listing of the Common Shares on Nasdaq.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

Any such forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to the Company’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, obtaining the necessary approvals from the TSXV to effect the Consolidation, the listing of the Common Shares on Nasdaq, and those risks and uncertainties described in the Company’s annual management discussion and analysis for the previous quarter ended July 31, 2020 which can be accessed at www.sedar.com. The forward-looking information and forward looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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% SEDAR: 00005542E

For further information: For investor relations please contact: Frederic Chabot, Phone: 1-438-863- 7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 19:08e 04-NOV-20